

November 8, 2010

Delaware Intercorp, Inc.
As agent for Havaya Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re: Havaya Corp.**
> **Registration Statement on Form S-1**
> **Amended October 29, 2010**
> **File No. 333-165083**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Competition, page 31

1.   We reissue prior comment 2 which sought a copy of the data that you used for your disclosure, in addition to the information regarding the location of that data. In this regard, please ensure that your disclosure is current; we note that some of the information on the internet sites that you mention in your response reflects prices that differ from your disclosure.

2.   We are unable to agree with your analysis in response to prior comment 3. Please file the consent of the researchers that you cite.

Exhibit 23.1

3.   Refer to prior comment 4. The financial statements' periods your auditors stated herein are still not consistent with those in your auditors' report. For example, your accountants' report includes an audit opinion for the period ended June 30, 2009 and for the period from inception (November 21, 2007) through June 30, 2010. These periods

are not referenced in this auditors consent. As previously requested, please have your auditors revise their consent accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): SRK Law Offices